Exhibit 4.1

ARTICLES OF INCORPORATION, AS AMENDED ON MARCH 2, 2009

ARTICLES OF INCORPORATION
OF
HERITAGE OAKS BANCORP
(As Amended on February 27, 2009)

The undersigned incorporator, for the purpose of forming a corporation under the General Corporation Law of the State of California, hereby certifies:

I

The name of the corporation is Heritage Oaks Bancorp.

II

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

The name and complete business address in the State of California of the corporation’s Initial Agent for Service of Process is: Lawrence P. Ward, 545 12th Street, Paso Robles, California  93447.

IV

The Corporation shall have authority to issue twenty five million (25,000,000) shares, divided into two classes, as follows: twenty million (20,000,000) share of common stock having no par value per share (“Common Stock”); and five million (5,000,000) shares of preferred stock, having no par value (“Preferred Stock”).

The Preferred stock may be issued from time to time in one or more series.  The board of directors is authorized to designate and to fix the number of shares of any such series of Preferred Stock and to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred stock.  The board of directors, within the limits stated in any resolution of the series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

The corporation shall from time to time in accordance with the laws of the State of California increase the authorized amount of its Common Stock if at any time the number of shares of Common Stock remaining unissued and available for issuance shall not be sufficient to permit conversion of the Preferred Stock.

V

The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

VI

This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California General Corporation Law) for breach of duty to the corporation and its shareholders through bylaw provisions, agreements with agents, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California General Corporation Law, subject to the limits on such excess indemnification set forth in Section 204 of the California General Corporation Law.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

By:	/s/ Lawrence P. Ward
Lawrence P. Ward President & CEO

By:	/s/ William Raver
William Raver Secretary